SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

COMARCO, Inc.

SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMARCO, Inc.

2 Cromwell

Irvine, CA 92618

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

Financial Statements and Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

Exhibits:
Independent Auditors’ Consent	E-23
Certification under Section 906 of the Sarbanes - Oxley Act of 2002	E-99

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

COMARCO, Inc.:

We have audited the accompanying statement of net assets available for benefits of the COMARCO, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the COMARCO, Inc. Savings and Retirement Plan for the year ended December 31, 2001 and 2000 were audited by other auditors whose report dated June 28, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of December 31, 2002 and the year then ended was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules—Schedule H, Line 4i- Schedule of Assets (Held at End of Year), and Schedule H, Line 4i- Schedule of Assets (Acquired and Disposed of Within the Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

June 3, 2003

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	2002	2001
ASSETS
Investments, at fair value (Note 3)	$13,599,000	$17,837,000

Net assets available for benefits	$13,599,000	$17,837,000

See accompanying notes to the financial statements.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Net assets available for benefits, beginning of year	$17,837,000	$19,524,000	$26,871,000

Additions:
Contributions:
Employer	520,000	677,000	754,000
Employee	841,000	1,036,000	1,562,000
Rollovers	53,000	30,000	42,000
Interest and dividends	87,000	90,000	20,000

Total additions	1,501,000	1,833,000	2,378,000

Deductions:
Plan distributions	1,894,000	2,214,000	7,742,000
Administrative expenses (Note 4)	68,000	58,000	107,000
Net realized and unrealized depreciation of investments	3,777,000	1,248,000	1,876,000

Total deductions	5,739,000	3,520,000	9,725,000

Net assets available for benefits, end of year	$13,599,000	$17,837,000	$19,524,000

See accompanying notes to the financial statements.

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

1.	Description of the Plan

The following description of the COMARCO, Inc. Savings and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan covering substantially all full-time employees of COMARCO, Inc. and subsidiaries (“the Company” or “the Plan Sponsor”) who have at least 30 days of service and are age 18 or older. Employees are eligible to participate in the Plan on the first of the month following 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For Plan purposes, all participants are employed in one of two separate business areas; COMARCO, Inc. or Comarco Wireless Technologies, Inc. (“Wireless”).

Contributions. Employee contributions to the Plan may range from 1% to 20% of eligible earnings for participants of COMARCO, Inc. and Wireless, subject to certain limitations. The Company contributes 100% of the first 5% of earnings that a participant contributes to the Plan for participants of COMARCO, Inc. (3% for the year ended December 31, 2000). The Company match at Wireless is 100% of the first 5% of earnings that a participant contributes to the Plan. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan. There were no discretionary contributions made to the Plan during each of the years in the three-year period ended December 31, 2002. Contributions are subject to certain limitations.

Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Loans. Effective January 1, 2000, the Plan permits participants to obtain two loans from their account balances, subject to certain IRS limitations. The loans are repaid over fixed time periods covering up to 5 years (15 years for the purchase of a principal residence) with interest rates ranging from 6.25% to 9.0%. All loans are secured by the participant’s account balance.

Vesting. Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Company contributions plus actual earnings thereon generally vest ratably over a four year period.

1.	Description of the Plan (Continued)

Exceptions to the vesting schedules for COMARCO, Inc. and Wireless are the Company contributions that are invested in the Company’s Stock-100 Fund, which are immediately 100% vested. (The Stock 100 Fund is no longer an investment option for the participants).

During 2000 the Company underwent a divestiture of several major divisions. All participants who were employed in these divisions at the date of the divestiture were immediately 100% vested in all Company contributions

Forfeited Amounts. At December 31, 2002 and 2001, forfeited non-vested accounts totaled $217,000 and $153,000, respectively. These accounts can be used to restore the accounts of former participants, or reduce Plan expenses or company contributions. Also, in 2002, 2001, and 2000, plan expenses were reduced by $12,000, $27,000, and $58,000 from forfeited non-vested accounts, respectively.

Payment of Benefits. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or monthly annuity payments. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 70 1/2.

Investment Options. Participant contributions to the Plan are made to one of the twelve investment options (Long Term Bond Fund, Multi SEC Fixed Income Fund, Large Cap Value Equity Fund, Small Cap Value Equity Fund, International Fixed Income Fund, International Equity Fund, Emerging Market Equity Fund, Large Cap Growth Equity Fund, Small Cap Growth Equity Fund, Stable Value Fund, S&P 500 Index Fund or COMARCO, Inc. common stock) as designated by the participant. All investment options other than COMARCO, Inc. common stock are provided through the Smith Barney TRAK program, and consist of fund shares and units.

2.	Significant Accounting Policies

Basis of Accounting—The Plan prepares its financial statements on the accrual basis of accounting.

Payment of Benefits—Benefits are recorded when paid.

Investment Valuation and Income Recognition—The mutual funds are recorded at the quoted market prices. The common / collective trust fund is valued by a financial institution based on the quoted market values of the underlying investments held by the fund. The difference between cost and fair value of investments is recognized as a realized gain or loss at the date of disposition using the first-in, first-out method. Purchases and dispositions are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investments

All amounts contributed to the Plan have been deposited with the Funding Agent, Smith Barney Corporate Trust. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31, 2002		December 31, 2001
Identity of Party and Description of Asset	Shares/ Units	Fair Value	Shares/ Units	Fair Value
Cash and Cash Equivalents:
Short Term Investment Fund		$5,000		$47,000
Common / Collective Trust Fund:
Stable Value Fund	322,000	*4,323,000	291,000	*3,687,000
Mutual Funds:
Long Term Bond Fund	—	—	79,000	642,000
Multi SEC Fixed Income Fund	80,000	628,000	—	—
Large Cap Value Equity Fund	237,000	*1,863,000	264,000	*2,647,000
Small Cap Value Equity Fund	1,000	8,000	—	—
International Fixed Income Fund	19,000	145,000	—	—
International Equity Fund	108,000	*704,000	119,000	*945,000
Emerging Market Equity Fund	26,000	131,000	31,000	171,000
Large Cap Growth Equity Fund	223,000	*1,800,000	242,000	*2,865,000
Small Cap Growth Equity Fund	195,000	*1,698,000	209,000	*2,648,000
S&P 500 Index Fund	79,000	378,000	102,000	652,000

Total Mutual Funds		7,355,000		10,570,000

COMARCO common stock	201,000	*1,736,000	224,000	*3,412,000
Participant Loans		180,000		121,000

Total Investments		$13,599,000		$17,837,000

* Represents 5% or more of Plan Net Assets.

4.	Expenses of the Plan

The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent that they are not paid by the Company. Total Plan expenses of approximately $68,000, $58,000, and $107,000 in 2002, 2001 and 2000 respectively, were paid by the Plan.

5.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Plan Termination

The Company intends to continue the plan indefinitely, but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

7.	Parties-in-Interest

Certain Plan investments are managed by Smith Barney Corporate Trust Company (“SBS Trust”) and Consulting Group Capital Markets (“CGCM”), an investment division of SBS Trust. SBS Trust is the trustee of the Plan and CGCM is a division of the trustee, and therefore, SBS Trust and CGCM qualify as parties-in-interest to the Plan in regard to these transactions.

8.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Schedule 1

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

FEIN: 95-2088894

Plan Number: 001

(a)	(b)	(c)	(d)		(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost		Fair Value
*	SBS TRUST	Short Term Investment Fund	*	*	$5,000
*	CGCM	Consulting Group Cap Mkts Fund 79,712 shares of Multi SEC Fixed Income Fund	*	*	628,000
*	CGCM	Consulting Group Cap Mkts Fund 237,029 shares of Large Cap Value Equity Investments Fund	*	*	1,863,000
*	CGCM	Consulting Group Cap Mkts Fund 825 shares of Small Cap Value Equity Investments Fund	*	*	8,000
*	CGCM	Consulting Group Cap Mkts Fund 18,530 shares of International Fixed Income Investments Fund	*	*	145,000
*	CGCM	Consulting Group Cap Mkts Fund 108,288 shares of International Equity Investments Fund	*	*	704,000
*	CGCM	Consulting Group Cap Mkts Fund 26,480 shares of Emerging Market Equity Investments Fund	*	*	131,000
*	CGCM	Consulting Group Cap Mkts Fund 222,717 shares of Large Cap Growth Equity Investments Fund	*	*	1,800,000
*	CGCM	Consulting Group Cap Mkts Fund 195,217 shares of Small Cap Growth Equity Investments Fund	*	*	1,698,000
*	CGCM	Consulting Group Cap Mkts Fund 321,898 units of Stable Value Investments Fund	*	*	4,323,000
*	CGCM	Consulting Group Cap Mkts Fund 78,568 shares of S&P 500 Index Investments Fund	*	*	378,000
*	COMARCO, Inc.	COMARCO, Inc. common stock 200,662 shares	*	*	1,736,000

*	Plan Participants	Participant Loans COMARCO, Inc. Various dates and rates of 6.25% to 9%	$0		180,000

		Total Investments			$13,599,000

* Party-in-interest

** Historical cost information is not required for participant directed investment funds

See accompanying Independent Auditors’ Report and notes to financial statements.

Schedule 2

COMARCO, INC.

SAVINGS AND RETIREMENT PLAN

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Acquired and Disposed of Within the year)

December 31, 2002

FEIN: 95-2088894

Plan Number: 001

(a)	(b)	(c)	(d)
Identity of issue, borrower, lessor or similar	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost of Acquisitions	Proceeds of Dispositions
Participant Loans	Loans @ 6.25% to 9.0%	$0	$0

See accompanying Independent Auditors’ Report and notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

COMARCO, INC. SAVINGS AND RETIREMENT PLAN

By:	/s/ THOMAS A. FRANZA
Thomas A. Franza President & Chief Executive Officer COMARCO, Inc.

DATE: June 24, 2003